200 East Randolph Drive
Chicago, Illinois 60601

Dennis M. Myers, P.C.
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Dir. Fax: 312 861-2200
August 4, 2006
Via EDGAR and Federal Express
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Joseph A. Foti, Senior Assistant Chief Accountant Claire Erlanger Linda Cvrkel

Re:	Commercial Vehicle Group, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 10, 2006
(File No. 000-50890)
Ladies and Gentlemen:
                         On behalf of Commercial Vehicle Group, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find below the Company’s responses to the comment letter to Chad M. Utrup, dated July 6, 2006, from the Staff of the Commission, regarding the Company’s Form 10-K for the year ended December 31, 2005 (the “Form 10-K”), the Company’s Form 10-Q for the quarter ended March 31, 2006 and the Company’s Form 8-K dated April 26, 2006, February 1, 2006, October 25, 2005 and July 26, 2005. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses. Unless otherwise indicated, capitalized terms used below have the meanings assigned to them in the Form 10-K.
Form 10-K for the year ended December 31, 2005
Item 6. Selected Financial Data
1.	We note that your presentation of the non-GAAP performance measure EBITDA eliminates non-cash gain(loss) on forward exchange contracts, loss on early extinguishment of debt, and an impairment charge associated with adopting SFAS No. 142. Because you adjust for items other than interest, taxes, depreciation, and amortization, titling the measure EBITDA may be confusing to investors. Please revise the title to indicate clearly that you have adjusted the measure for additional items. For

London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

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August 4, 2006

guidance, see Question 14 of the Non-GAAP FAQs. Also, we note that the non-cash gain(loss) on forward exchange contracts and loss on early extinguishment of debt have occurred in the last several years and there is no indication they will not recur in the future. This non-GAAP performance measure does not comply with the requirements of Item 10(e) of Regulation S-K because it eliminates items reasonably likely to recur within two years or occurring within the previous two years. Please revise your adjusted EBITDA amounts to exclude recurring items or items that are reasonably likely to recur. Refer to Item 10(e) of S-K and questions 8 and 9 of the staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” dated June 13, 2003.
Response: The Company will revise its definition, presentation and reconciliation of EBITDA and related explanatory footnotes in all future filings to incorporate the effect of any adjustments and will use the title “Adjusted EBITDA.”
The schedule below presents the reconciliation of Net Income (GAAP) to Adjusted EBITDA (non-GAAP) using the revised presentation for Selected Financial Data included in the Company’s Form 10-K for the year ended December 31, 2005. The Company will, in all future filings, use a similar format whereby Adjusted EBITDA is presented as in the table below. Furthermore, the revised footnote disclosures below will be provided to give additional information to investors regarding the reconciliation of Net Income to Adjusted EBITDA.

Reconciliation to Net Income:	2005	2004	2003	2002	2001
Net Income	$49,411	$17,449	$3,964	$(45,480)	$(2,015)
Add (subtract):
Depreciation & amortization	12,064	7,567	8,106	8,682	12,833
Interest Expense	13,195	7,244	9,796	12,940	14,885
Provision for Income Taxes	29,138	6,481	5,267	5,235	5,072
Noncash (gain) loss on forward exchange contracts	(3,793)	(1,290)	3,230	1,098	(2,347)
Loss on early extinguishment of debt	1,525	1,605	2,972	—	—
Miscellaneous expense	52	43	—	—	—
Cumulative effect of change in accounting principle	—	—	—	51,630	—

Adjusted EBITDA (1)	101,592	39,099	33,335	34,105	28,428
Footnote to Table Above
(1)Adjusted EBITDA is a non-GAAP financial measure that is reconciled to net income, its most directly comparable GAAP measure, in the accompanying financial tables. Adjusted EBITDA is defined as net earnings before interest, taxes, depreciation, amortization, gains/losses on foreign currency transactions, gains/losses on the early extinguishment of debt, miscellaneous income/expenses and cumulative effect of changes in accounting principle. In calculating Adjusted EBITDA, the Company excludes the effects of gains/losses on foreign currency transactions, gains/losses on the early extinguishment of debt, miscellaneous income/expenses and cumulative effect of changes in accounting principles because the Company’s management believes that some of these items may not occur in certain periods, the amounts recognized can vary significantly from period to period and these items do not facilitate an understanding of the Company’s operating performance. The

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August 4, 2006

Company’s management utilizes Adjusted EBITDA as an operating performance measure in conjunction with GAAP measures, such as net income and gross margin calculated in conformity with GAAP.
The Company’s management uses Adjusted EBITDA as an integral part of its report and planning processes and as one of the primary measures to, among other things:
(i)	monitor and evaluate the performance of the Company’s business operations;

(ii)	facilitate management’s internal comparisons of the Company’s historical operating performance of its business operations;

(iii)	facilitate management’s external comparisons of the results of its overall business to the historical operating performance of other companies that may have different capital structures and debt levels;

(iv)	review and assess the operating performance of the Company’s management team and as a measure in evaluating employee compensation and bonuses;

(v)	analyze and evaluate financial and strategic planning decisions regarding future operating investments; and

(vi)	plan for and prepare future annual operating budgets and determine appropriate levels of operating investments.
The Company’s management believes that Adjusted EBITDA is useful to investors as it provides them with disclosures of the Company’s operating results on the same basis as that used by the Company’s management. Additionally, the Company’s management believes that Adjusted EBITDA provides useful information to investors about the performance of the Company’s overall business because the measure eliminates the effects of certain recurring and other unusual or infrequent charges that are not directly attributable to the Company’s underlying operating performance. Additionally, the Company’s management believes that because it has historically provided a non-GAAP financial measure in previous filings, that continuing to include a non-GAAP measure in its filings provides consistency in its financial reporting and continuity to investors for comparability purposes. Accordingly, the Company believes that the presentation of Adjusted EBITDA, when used in conjunction with GAAP financial measures, is a useful financial analysis tool, used by the Company’s management as described above, that can assist investors in assessing the Company’s financial condition, operating performance and underlying strength. Adjusted EBITDA should not be considered in isolation or as a substitute for net income prepared in conformity with GAAP. Other companies may define Adjusted EBITDA differently. Adjusted EBITDA, as well as the other information in this filing, should be read in conjunction with the Company’s financial statements and footnotes contained in the documents that the Company files with the U.S. Securities and Exchange Commission.
With regard to the request that the Company revise its Adjusted EBITDA to exclude recurring items or items that are reasonably likely to recur:
•	Regulation S-K, Item 10(e)(B) specifies “a registrant must not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.”

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August 4, 2006

In this regard, please refer to the Company’s revised table and footnote disclosure above and the response to Question 14 for an explanation of why the Company has excluded these items.

•	Answer 8 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” specifies, “...while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance”

Because there is no per se prohibition on the removal of recurring items, the Company has excluded these recurring items in its determination of Adjusted EBITDA. In this regard, please refer to the Company’s revised table and footnote disclosure above and the response to Question 14 for an explanation of why the Company has excluded these items.
2.	In future filings, please revise to either disclose or cross-reference to a discussion thereof, any factors that materially affect the comparability of the information provided in your Selected Financial Data. Such items may include, but not be limited to, business acquisitions or dispositions, accounting changes or other significant or unusual items which may be helpful to an investor’s understanding of the selected financial data. Refer to the requirements of Item 301 of Regulation S-K.
Response: The Company acknowledges the Staff’s comment. Although the Selected Financial Data disclosure does cross-reference readers to the MD&A and the Company’s Consolidated Financial Statements included in the Form 10-K, the Company recognizes that with respect to any factors that materially affect the comparability of the information presented in that section, more specificity would assist investors in understanding and locating such information to aid in their understanding of the data presented. Accordingly, in future filings with the Commission, the Company will provide disclosure and cross-reference as follows:
Material Events Affecting Financial Statement Comparability:
The Company’s 2005 acquisitions of Mayflower Vehicle Systems, Monona Wire Corporation and Cabarrus Plastics, Inc. materially impacted our results of operations and as a result, our consolidated financial statements for the year ended December 31, 2005 are not comparable to the results of the prior periods presented without consideration of the information provided in Note 3 and Note 7 to our consolidated financial statements contained in Item 15 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.

Securities and Exchange Commission
August 4, 2006

Notes to the Financial Statements
—General
3.	We note from your balance sheet that you have a significant amount of accounts receivable at December 31, 2005. Please tell us, and disclose in the notes to the financial statements and the Critical Accounting Policies section of MD&A in future filings, a description of your accounting policies and methodology used to estimate the allowance for doubtful accounts, your policy for charging off uncollectible trade receivables, and your policy for determining past due or delinquency status. See paragraph 13a-c of SOP 01-6.
Response: In accordance with the provisions of paragraph 13(a)-(c) of SOP 01-6, “Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others”, the Company will prospectively disclose the following items within the Significant Accounting Policies section of the Notes to the Consolidated Financial Statements and, if material, the Critical Accounting Policies section of the MD&A:
•	A description of the accounting policies and methodology used to estimate the Company’s allowance for doubtful accounts. This description will identify the factors that influenced management’s judgment (i.e., historical loss experience, aging category of account receivable and financial condition of its customers) and a discussion of risk elements;

•	The Company’s policy for charging off uncollectible trade receivables; and

•	The Company’s policy for determining past due or delinquency status.
Per the Staff’s request, presented below is a summary of the Company’s current policies and methodology relating to trade accounts receivable and allowance for doubtful accounts which will be included in future filings:
Trade accounts receivable are stated at historical value less allowance for doubtful accounts, which approximates fair value. This estimated allowance is based primarily on management’s evaluation of specific balances as the balances become past due, the financial condition of its customers and the Company’s historical experience of write-offs. If not reserved through specific identification procedures, the Company’s general policy for uncollectible accounts is to reserve at a certain percentage threshold, based upon the aging categories of accounts receivable. Past due status is based upon the due date of the original amounts outstanding. When items are ultimately deemed to be uncollectible, they are charged off against the reserve previously established in the allowance for doubtful accounts.

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August 4, 2006

4.	We note from your website, www.cvgrp.com, that your organization structure includes a separate research and development branch. To the extent that the costs are material, please disclose in your notes to the financial statements in future filings, the total research and development costs charged to expense in each period for which an income statement is presented. See paragraph 13 of SFAS No. 2.
Response: Information about the Company’s Research and Development (R&D) department is placed on its website in order to communicate recent developments, technology advancements and capabilities. The R&D department consists of a small staff of engineers who direct the Company’s global R&D efforts. With regard to the provisions of SFAS No. 2, “Accounting for Research and Development Costs”, the Company has not historically presented separately or disclosed the periodic cost related to the R&D department personnel, materials and equipment as it is an immaterial component of the Company’s Consolidated Financial Statements.
Note 2. Significant Accounting Policies
—Goodwill and Intangible Assets, page 63
5.	In light of the fact that goodwill and intangible assets represent a significant portion of your total assets on your consolidated balance sheets in each of the periods presented, please revise future filings to expand your discussion to include the factors and/or indicators used by management to evaluate whether the carrying value of goodwill or other intangible assets may not be recoverable. Also, please disclose the significant estimates and assumptions used by management in assessing the recoverability of the net carrying value of the asset(s), and further, in determining the amount of any impairment loss to be recognized.
Response: The Company notes that although there are no specific requirements to incorporate these additional goodwill and intangible asset discussion and disclosure items per paragraphs 44-47 of SFAS No. 142, “Goodwill and Other Intangible Assets”, the Company is aware that many public companies include the requested or similar information in their financial statements in an effort to improve investor understanding of these assets, their valuation techniques and the periodic impairment testing process. As a result, the Company incorporated the requested information in its Form 10-Q for the period ended June 30, 2006.
Below is the revised disclosure included in our Form 10-Q for the period ended June 30, 2006.
The Company reviews goodwill and indefinite-lived intangible assets for impairment annually in the second fiscal quarter and whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with SFAS No. 142. The Company reviews amortizing intangible assets in accordance with the provisions of SFAS No. 142 and SFAS No. 144,

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August 4, 2006

“Accounting for the Impairment or Disposal of Long-Lived Assets”. The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, the Company compares the fair value of its reporting unit to its carrying value. The Company’s reporting unit is consistent with the reportable segment identified in Note 10 of the Notes to the Consolidated Financial Statements contained in the Company’s Form 10-K for the year ended December 31, 2005. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is considered not impaired and the Company is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then the Company would record an impairment loss equal to the difference. With regard to indefinite-lived and amortizing intangible assets, the Company’s management considers the following indicators in determining if events or changes in circumstances have occurred indicating that the recoverability of the carrying amount of such assets should be assessed include, but are not limited to: 1) a significant decrease in the market value of an asset; 2) a significant change in the extent or manner in which an asset is used or a significant physical change in an asset; 3) a significant adverse change in legal factors or in the business climate that could affect the value of an asset or an adverse action or assessment by a regulator; 4) an accumulation of costs significantly in excess of the amount originally expected to acquire or construct an asset; and 5) a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with an asset used for the purpose of producing revenue. Our annual goodwill and indefinite-lived (SFAS No. 142) and amortizing intangible asset (SFAS No. 144) impairment analysis, which was performed during the second quarter of fiscal 2006, did not result in an impairment charge.
Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables. The Company bases its fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain. The valuation approaches the Company uses include the Income Approach (the Discounted Cash Flow Method) and the Market Approach (the Guideline Company and Transaction Methods) to estimate the fair value of the reporting unit; earnings are emphasized in the Discounted Cash Flow, Guideline Company, and the Transaction Methods. In addition, these methods utilize market data in the derivation of a value estimate and are forward-looking in nature. The Discounted Cash Flow Method utilizes a market-derived rate of return to discount anticipated performance, while the Guideline Company Method and the Transaction Method incorporate multiples that are based on the market’s assessment of future performance. Actual future results may differ materially from those estimates.

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August 4, 2006

6.	We note your disclosure of amortization expense for fiscal 2005, 2004 and 2003. In future filings, please disclose the estimated aggregate amortization expense for each of the five succeeding years. See paragraph 45 of SFAS 142.
Response: The Company has incorporated the required disclosure item from paragraph 45 of SFAS No. 142 in its Form 10-Q for the period ended June 30, 2006 as presented below:

Fiscal Year Ended December 31,	Estimated Amortization Expense
2006	$389
2007	$389
2008	$389
2009	$389
2010	$326
2011	$326
—Revenue Recognition, page 63
7.	We note from your disclosure that in the case of arrangements that require significant production, modification, or customization of products, you follow the guidance in SOP 81-1, whereby you apply percentage-of-completion, completed contract, or other specified accounting methods, as deemed appropriate. Please explain to us, and disclose in your revenue recognition policy in future filings, how you determine whether to use percentage-of-completion accounting or completed contract accounting. See paragraph 15 of ARB 45. Also, please tell us and disclosure the nature of the “other specified accounting methods” that you use for revenue recognition. Additionally, please tell us and disclose in future filings, the method of measuring the extent of progress toward completion (e.g., cost-to-cost, direct labor) used under the percentage-of-completion method and the criteria used to determine substantial completion under the completed contract method. See paragraphs 21, 45 and 52 of SOP 81-1. We may have further comment upon review of your response.
Response: The Company has not been party to material contracts requiring SOP 81-1 treatment. In the event that such contracts are entered into prospectively, because the Company has not established a history of reasonably dependable estimates of cost-to-complete and extent of progress toward completion of long-term contracts that would support the usage of the Percentage of Completion method, the Company would most likely use the Completed Contract method.
The “other specified accounting methods” reference on page 64 of the Form 10-K is an elected reference by the Company to incorporate language related to authoritative guidance which may not have been specifically referenced in the disclosure of the Form 10-K. This disclosure

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will be corrected on a prospective basis in all future filings with the Commission as evidenced by the corresponding disclosure on page 38 of Form 10-K which does not include such reference to “other specified accounting methods”.
In the event that the Company prospectively enters into material contractual arrangements that require SOP 81-1 accounting treatment, the Company will, at that time, disclose the method used (as stated above, this would most likely be the Completed Contract method) and the specific criteria used to determine substantial completion under the completed contract method, which include assessing the magnitude of remaining costs and risks, product delivery and customer acceptance and general contract compliance.
Note 3. Business Combinations, page 69
8.	We note from your disclosures that in connection with the Mayflower and Monona acquisitions, you recognized intangible assets related to customer relationships with an indefinite life. Please explain to us how you determined or calculated the amount that was allocated to customer relationships for each acquisition and explain in detail why you believe that the assets have an indefinite life. Please note that as a general rule, we do not believe customer relationship intangibles should be accounted for as indefinite lived intangibles. Furthermore, we believe that customer relationship intangibles should not be amortized over periods in excess of fifteen years absent evidence indicating a longer useful life is appropriate. Include in your response all significant assumptions used in the valuation and determination of the indefinite life. Also, please explain to us how you determined or calculated the $6.5 million allocated to trademarks, trade-names or copyrights acquired in the Monona acquisition and how the useful life of those assets was determined. We may have further comment upon receipt of your response.
Response:
Explanation of how the Company determined or calculated the amount that was allocated to customer relationships for each acquisition.
An income approach was applied to value the customer relationship assets for both Mayflower Vehicle Systems (“Mayflower”) and Monona Wire Corporation. (“Monona”) The income approach estimates the value of an intangible asset and intellectual property as the present value of the expected earnings derived from the ownership of such intangible asset. This approach requires that the earning capacity of the intangible asset be investigated and that the indication of expected capacity, whether it is derived from a past, current, or projected earnings stream, be capitalized at a rate sufficient to satisfy the investment requirements associated with ownership. The sum of the present value of the projected cash flows equals the fair value of the intangible asset. For purposes of evaluating Mayflower and Monona’s customer relationships, the discounted cash flow method was employed.

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The cash flows in the projection period for both the Mayflower and Monona acquisitions were calculated by estimating each year’s revenue and associated expense items. Before computing the expenses associated with the projected revenue stream derived by the intangible, if applicable, an attrition rate was applied to the revenue stream.
After applying an attrition rate (as applicable) to the projected revenue stream generated by the intangible asset, expenses required to support the revenue-generating activity were subtracted from the projected revenue. Additionally, capital charges associated with contributory assets needed to support the production of income were subtracted from the projected revenue stream to derive expected cash flow.
Each year’s after-tax cash flow was then discounted back to the transaction date at a rate of return commensurate with the risk involved in realizing those cash flows.
Explanation of why the Company believes that the assets have an indefinite life.
Monona Wire Corporation
•	Monona has significant long standing relationships with a limited customer base, and has experienced de minimus attrition historically. These relationships have endured over time and any assumption of attrition, other than noted below, in the customer base would be inconsistent with history and management expectations. For instance, the John Deere, Caterpillar and Oshkosh Truck relationships have been in place since 1969, 1970 and 1985, respectively, and represented over 85% of Monona’s revenues at the time of acquisition. Furthermore, the Company also experienced long standing relationships with these customers prior to the acquisition of Monona.

•	The financial projections (i.e., revenue projections) that management relied upon to substantiate the economic consideration paid for the business is almost exclusively tied to the existing customer base. Management projected less than 1% of total revenue in 2005 and 2006 to be lost due to core customer attrition and no core customer attrition thereafter.

•	Monona’s relationships with its customers’ decision makers are strong and broad based. Purchasing decisions at these customers are generally made by a team approach versus a single decision maker. The decisions are made with input from engineering, operations and purchasing personnel. Throughout Monona’s long association with these customers they have

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maintained strong relationships with individuals at all levels of the decision making process by providing engineering and product development resources and consistently delivering quality products at competitive prices.

•	Monona’s customer base is highly concentrated as the top three customers comprised approximately 90% and 86% of Monona’s revenues in fiscal 2004 and 2005, respectively. An assumption of attrition, other than noted above, would be predicated upon a loss of one of these customers which is inconsistent with historical experience. Monona has very long standing relationships with this customer group and management does not expect any change in the future.
Mayflower Vehicle Systems
•	Mayflower has significant long standing relationships with its existing customer base, and has experienced de minimus attrition historically. These relationships have endured over time and any assumption of attrition, other than noted below, in the customer base would be inconsistent with history and management expectations. For instance, the Mack Trucks (Volvo) relationship has been in place since 1965 and Sterling Trucks since 1997. Mayflower has also maintained International Trucks as a customer since its decision to outsource that portion of the business (2001). These customers represented approximately 85% of Mayflower’s revenues at the time of acquisition. Furthermore, the Company had long standing relationships with these customers prior to the acquisition of Mayflower.

•	The financial projections (i.e., revenue projections) that management relied upon to substantiate the economic consideration paid for the business is almost exclusively tied to the existing customer base. Management projected less than 1% of total revenue in 2005 and 2006 to be lost due to core customer attrition and no core customer attrition thereafter.

•	Mayflower’s customers typically make purchasing decisions through a team approach versus a single decision maker. Mayflower has historically maintained strong relationships with individuals at all levels of the decision making process including the engineering, operations and purchasing functions in order to successfully minimize the impact of any employee turnover at the customer level.

•	Mayflower is currently the only non-captive manufacturer of complete truck cabs for the heavy truck industry and as such has limited independent third party competitors. The production and assembly of complete truck cabs was historically performed by the OEM’s. These OEM’s have begun to outsource this function to Mayflower to reduce labor and operating costs and address

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capacity constraints. Mayflower is the only non-captive provider of such production and assembly services. In addition, the production and assembly of these cabs requires large facilities with complex manufacturing equipment and techniques that would make it difficult for a customer to transfer to a new location without incurring significant costs and production constraints.

•	Mayflower’s customer base is highly concentrated as the top three customers in 2004 comprised approximately 85% of total revenue. These customers represented a significant portion of total revenue at the time of acquisition and all of them have long standing relationships with Mayflower. An assumption of attrition, other than noted above, would be predicated upon a loss of one of these customers which is inconsistent with historical experience and managements expectations.
Explanation of all significant assumptions used in the valuation and determination of the indefinite useful life.
In addition to those assumptions discussed above, the significant assumptions used in the valuation and determination of the indefinite useful life include the following:
Monona Wire Corporation
•	Given the facts described above, attrition in the customer base was not included in the valuation of the customer relationship assets.

•	Contributory asset charges were deducted for assets that contribute to income generation including: (i) net working capital; (ii) personal property; (iii) real property; (iv) trade name and trademarks; and (v) an assembled workforce.

•	The cash flows associated with the customer relationships were discounted at a rate of return of 29.50% which is approximately equal to the equity rate of return (as indicated by the deal implied internal rate of return).
Mayflower Vehicle Systems

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August 4, 2006

•	Given the facts as described above, attrition in the customer base was not included in the valuation of the customer relationship assets.

•	Contributory asset charges were deducted for assets that contribute to income generation including: (i) net working capital; (ii) personal property; (iii) real property; (iv) trade name and trademarks; and (v) an assembled workforce.

•	The cash flows associated with the customer relationships were discounted at a rate of return of 25.0% which is approximately equal to the equity rate of return (as indicated by the deal implied internal rate of return).
Explanation of how the Company determined or calculated the $6.5 million allocated to trademarks, trade-names or copyrights acquired in the Monona acquisition and how the useful life of those assets was determined.
Please note that the asset value referenced above (and the following commentary) relates to the Mayflower acquisition rather than the Monona acquisition.
To value the trade name and trademark, a relief from royalty method (a form of both the market approach and the income approach) was employed. Under this method, the Company assumes that if it did not own the intangible asset or intellectual property, it would be willing to pay a royalty for its use. The benefit of ownership of the intellectual property is valued as the “relief” from the royalty expense that would otherwise be incurred. Under this approach, an estimated royalty rate is applied to the projected revenue associated with the use of the intangible asset to estimate “royalty savings.” The fair value of the subject intellectual property is equal to the present value of the “royalty savings” over the projection period, using a rate of return that incorporates the time value of money as well as the risk associated with the asset.
Mayflower has succeeded in building a recognizable trade name and trademark in the manufacturing and assembly of truck cabs. Its reputation for quality and service is recognized throughout the industry. In light of the fact that Mayflower has been in business for an extended number of years, the Company believes the economic life of this asset to be long lived, consistent with its history. Therefore, the Company estimated a remaining useful life of 30 years. As such, the relief from royalty method included the “royalty savings” over a period of thirty years which were discounted to a present value using a risk-adjusted discount rate based on a market-derived rate of return and assumptions regarding the risk associated with the asset.
Note: Third party analysis of valuation.
In connection with the Company’s valuation of intangibles related to the Monona and Mayflower transactions, the Company hired Stout Risius Ross, Inc. to provide an independent analysis of the purchase price allocation. Stout Risius Ross, Inc. is a financial and operational advisory firm specializing in investment banking, restructuring and performance improvement, valuation and financial opinions, and dispute advisory and forensic services.

Securities and Exchange Commission
August 4, 2006

9.	We note that each of the three acquisitions made during 2005 had a purchase price that resulted in goodwill. Please tell us, and revise your disclosure in future filings, to include a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. See paragraph 51(b) of SFAS No. 141.
Response: Please refer to the Company’s response to Question 10 regarding the methodology used for determination of the Mayflower and Monona “net assets at historical costs” as well as the response to Question 8 regarding the valuation techniques and assumptions used in determining the intangible asset values. In accordance with SFAS No. 141, the Company valued each acquisition based upon its net asset value as described in the response to Question 10 and then valued the goodwill of each acquisition, net of the value assigned to other intangible assets, such as trademarks, tradenames and customer relationships. This remaining net value was then assigned to goodwill by the Company.
10.	We note that in your disclosure of the valuation of goodwill for each acquisition made in 2005 you have included a line item titled “net assets of Mayflower at historical cost.” Please confirm to us, and revise your disclosure in future filings, to indicate if true, that the amount included in this line item is the fair value of the acquired assets. Alternatively, explain why you believe your computation of goodwill is appropriate and in accordance with the guidance in SFAS No. 141.
Response: The Company notes that the “Net assets of Mayflower at historical cost” references within the Monona and Cabarrus acquisition details on pages 70-71 of the Form 10-K are previously undetected and unintentional typographical errors. For the Monona acquisition, this phrase should have stated, “Net assets of Monona at historical cost” and for the Cabarrus acquisition, this phrase should have stated “Net assets of Cabarrus at historical cost”.
With respect to the Company’s 2005 acquisitions, the valuation of the net assets for each acquired company was based upon a fair value determination on the date of acquisition. Subsequent to the dates of the acquisitions, post-transaction related costs and purchase price adjustments (working capital and acquisition related fees) were recorded, and the resulting net asset valuation as of December 31, 2005 represents the fair value of the acquired assets and was used as the basis for the Company’s purchase accounting reconciliation schedules contained in the Company’s Form 10-K.

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Note 7. Debt, page 74
11.	We note from your statements of operations that in fiscal years 2005, 2004 and 2003, you incurred a loss on early extinguishment of debt. Please tell us and revise the notes to the financial statements in future filings to disclose the nature and terms of the transactions that resulted in the write-off of deferred fees. As part of your response you should also explain why you believe it was appropriate to expense the costs associated with the amendment of your credit agreement. Also, we note from the MD&A section that you capitalized $6.0 million of third party fees in 2005 which relate to the amended credit agreement. Please disclose your accounting for these fees in the notes to the financial statements in future filings.
Response: The Company acknowledges the Staff’s comment. The Company accounts for its Revolving Credit Facility under the provisions of EITF Issue No. 98-14, “Debtor’s Accounting for the Changes in Line-of-Credit or Revolving-Debt Arrangements” and its Term Loan and 8.0% Senior Notes under the provisions of EITF Issue No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”. At various times during fiscal years 2005, 2004 and 2003, the Company amended the terms of its revolving credit facility and term loan to increase or decrease the individual and collective borrowing base of the agreement(s). The Company has not modified the terms of its 8.0% Senior Notes since the offering. In connection with each of the Company’s revolving credit facility amendment(s), bank fees incurred were deferred and amortized over the term of the new arrangement(s) and if applicable, any old unamortized deferred costs related to the former agreements (agreements which were then amended) were written off and expensed proportionately or in total, as appropriate per the guidance of EITF 98-14. In connection with each of the Company’s term loan amendment(s), bank and any third-party fees were accounted for under the terms of EITF 96-19 based upon whether or not the old and new debt instruments were substantially different.
•	In connection with the July 2005 secondary public equity offering and private offering of $150.0 million aggregate principal amount of 8.0% senior notes due 2013, the Company entered into additional amendments to the senior credit agreement that provided for, among other things, the occurrence of these offerings. In connection with the July 2005 offering of 8.0% senior notes due 2013, the Company incurred third-party fees totaling approximately $4.3 million that were deferred and are being amortized over the term of the notes (until 2013).

•	In connection with the June 2005 acquisition of Monona, the Company amended its senior credit agreement to increase the revolving credit facility from approximately $75.0 million to $100.0 million. In connection with this change in its senior credit agreement, the Company incurred bank fees totaling approximately $0.4 million that were deferred and are being amortized over the term of the agreement (until 2010).

Securities and Exchange Commission
August 4,2006

•	In connection with the February 2005 acquisition of Mayflower, the Company amended its senior credit agreement to increase the revolving credit facility from approximately $40.0 million to $75.0 million and the term loan from approximately $65.0 million to $145.0 million. In connection with this change in its senior credit agreement, the Company incurred bank fees totaling approximately $1.7 million that were deferred and are being amortized over the term of the agreement (until 2010).
The Company incorporated the requested information in its Form 10-Q for the period ended June 30, 2006.
Note 12. Stockholders’ Investment and Stock Option and Equity Incentive Plans
12.	We note the disclosure in Note 12 indicating that during 2004, the Company repurchased 50,874 shares of common stock from certain stockholders at an average price of $4.78 per share. Please explain why this transaction has not been reflected in the Company’s Consolidated Statement of Stockholders’ Investment for the year ended December 31, 2004. Also, please tell us when the repurchased shares were originally issued, their vesting terms, if applicable, and the specific timing and business reasons for reacquiring the shares. Also, please indicate whether any compensation expense was recognized in connection with the repurchased shares and explain how it was calculated or determined. We may have further comment upon receipt of your response.
Response: The 50,874 shares repurchased during 2004 were stated separately in the Company’s Consolidated Statements of Stockholders’ Investment included in its Form 10-K for the year ended December 31, 2004. However, the Company netted this amount against the issuance of common stock line item in the Company’s Consolidated Statements of Stockholders’ Investment included in its Form 10-K for the year ended December 31, 2005 to avoid potential investor confusion with the implication of a share repurchase of private company stock versus such a transaction with public company stock.
These shares were originally purchased in 1997 by certain members of management when the Company’s predecessor was formed; the shares were fully vested at the time of purchase. In connection with the issuance of the shares, the Company entered into a stockholder agreement with certain members of management whereby each management stockholder that was party to the agreement was required to sell their stock, at book value, to either the Company or certain of its non-management stockholders in the event their employment was terminated for any reason

Securities and Exchange Commission
August 4, 2006

at any time prior to an initial public offering. During the second quarter of 2004, certain management employees terminated their employment with the Company, and their shares (50,874 in total) were repurchased by the Company at book value in accordance with the terms of the stockholders agreement. There was no compensation expense recorded in connection with these transactions.
Form 10-Q for the quarter ended March 31, 2006
Note 3. Stock-Based Compensation
13.	We note from your disclosure that as a result of adopting SFAS 123(R), net income for the three months ended March 31, 2006 was $0.1 million lower than if you had continued to account for stock-based compensation under APB 25 and the change to earnings per share would have been immaterial. In future filings, please disclose the effect of the change from applying the original provisions of SFAS 123 on income before income taxes, cash flow from operations, and cash flow from financing activities. See paragraph 84 of SFAS No. 123(R).
Response: The Company acknowledges the Staff’s comment. The Company has revised its existing footnote disclosure, effective with the Form 10-Q for the period ended June 30, 2006, to incorporate the specific elements of sentence #1 within paragraph 84 of SFAS No. 123(R).
Form 8-K dated April 26, 2006, February 1, 2006, October 25, 2005, and July 26, 2005
14.	We note your presentation of the non-GAAP performance measure EBITDA because you believe it is widely accepted that EBITDA provides useful information to management and investors regarding operating results. We also note that you eliminate other non-operating income (expense), loss on early extinguishment of debt, and noncash option charges in the calculation of EBITDA. Because you adjust for items other than interest, taxes, depreciation, and amortization, titling the measure EBITDA may be confusing to investors. Please revise the title to indicate clearly that you have adjusted the measure for additional items. For guidance, see Question 14 of the Non-GAAP FAQs. In addition, we do not believe that the wide use of EBITDA is a substantive reason specific to you that demonstrates usefulness to potential investors. The fact that the non-GAAP measure is used by or useful to analysts, for example, cannot be the sole support for presenting the non-GAAP financial measure. See footnote 44 to FR-65. Please tell us and revise to disclose the substantive reason specific to you that demonstrates the usefulness to investors of disregarding recurring items such as other non-operating income (expense), loss on early extinguishment of debt and noncash option charges from this non-GAAP measure, as required by Item 2.02 of Form 8-K and Item 10(e)(1)(i)(C) of Regulation S-K.
Response: Please refer to the Company’s response to Question 1 that addressed this same item.

Securities and Exchange Commission
August 4, 2006

As set forth in the revised footnote disclosure in response to Question 1, the Company’s management uses Adjusted EBITDA as an integral part of its reporting and planning processes and as one of the primary measures to, among other things:
•	monitor and evaluate the performance of the Company’s business operations;

•	facilitate management’s internal comparisons of the Company’s historical operating performance of its business operations;

•	facilitate management’s external comparisons of the results of its overall business to the historical operating performance of other companies that may have different capital structures and debt levels;

•	review and assess the operating performance of the Company’s management team and as a measure in evaluating employee compensation and bonuses;

•	analyze and evaluate financial and strategic planning decisions regarding future operating investments; and

•	plan for and prepare future annual operating budgets and determine appropriate levels of operating investments.
The Company’s management believes that Adjusted EBITDA is useful to investors to provide them with disclosures of the Company’s operating results on the same basis as that used by the Company’s management. Additionally, the Company’s management believes that Adjusted EBITDA, as calculated by the Company, provides useful information to investors about the performance of the Company’s overall business because such measure eliminates the effects of certain recurring charges that are not directly attributable to the Company’s underlying operating performance. Further, the Company’s management believes that because it has historically provided Adjusted EBITDA in previous filings, that including such non-GAAP measure in its filings provides consistency in its financial reporting and continuity to investors for comparability purposes. Accordingly, the Company believes that the presentation of Adjusted EBITDA, when used in conjunction with GAAP financial measures, is a useful financial analysis tool, used by the Company’s management as described above, that can assist investors in assessing the Company’s financial condition, operating performance and underlying strength.
In calculating Adjusted EBITDA, the Company eliminates items which are not part of the company’s core operations or do not require a cash outlay, such as the effects of gains/losses on foreign currency exchange contracts, and gains/losses on the early extinguishment of debt, because the Company’s management believes that the amounts recognized can vary significantly from period to period and that these items do not facilitate an understanding of the Company’s operating performance. Accordingly, the Company’s management uses Adjusted EBITDA as

Securities and Exchange Commission
August 4, 2006

an operating performance measure in conjunction with GAAP measures, such as net income and gross margin calculated in conformity with GAAP.
With regard to the recurring items excluded in the calculation of Adjusted EBITDA:
•	The aggregate gain (loss) related to the marking to market of the Company’s foreign exchange contracts is based upon the hypothetical valuation of all of the Company’s existing contracts at a point in time at the end of each reporting period.

•	The loss on early extinguishment of debt relates to fees and third-party costs that have been charged off during periods in which new or modified debt instruments have been entered into by the Company. Such amounts are considered by the Company as financing related costs and are not included in the operating or performance measurements of the Company.

•	The miscellaneous income/expense items that have been excluded from the Company’s Adjusted EBITDA have been recorded as “Other Income (Expense)” in the Company’s Income Statement per authoritative guidance, are minor in nature, and are not included in the operating or performance measurements of the Company.
The cumulative effect of change in accounting principle items which have been excluded from the Company’s Adjusted EBITDA presentation specifically relates to a goodwill impairment charge by the Company and is not included in the operating or performance measurements of the Company.
With regard to share-based payment charges, the Company notes that the Staff indicated in its Interpretive Response to Question #2 in Item G of SAB 107 (page 44) that, “a measure used by the management of Company H that excludes share-based payments internally to evaluate performance may be relevant disclosure for investors.” The Company currently does not exclude this recurring item from its calculation of Adjusted EBITDA, and does not anticipate a change in that approach in the foreseeable future.

Securities and Exchange Commission
August 4, 2006

                     We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2232.
Sincerely,
/s/ Dennis M. Myers
Dennis M. Myers, P.C.

cc:	Mervin Dunn Chad M. Utrup